03011564

UNITED STATES
AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK VAN BUREN (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGILL & COMPANY, INC., CPA's
(Name - if individual, state last, first, middle name)

53 DARBY ROAD,	PAOLI	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

CLARK DODGE & CO., INC.
(SEC I.D. No. 8-40292)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

AFFIRMATION

I, Joseph Dimauro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Clark Dodge & Co., Inc. (Company) at December 31, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Joseph Dimauro, President

Sworn and subscribed to before me this 27 day of February, 2003.

LEE LA MONICA
Notary Public, State of New York
No. 01LA4792346
Qualified in Westchester County
Commission Expires 4/30/03

CLARK DODGE & CO., INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

MCGILL & COMPANY, INC.
Certified Public Accountants
53 Darby Road
Lower Level
Paoli, PA 19301

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheets of Clark Dodge & Co., Inc. as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2002 and 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paoli, PA
February 21, 2003

McGill & Company, Inc

CLARK DODGE & CO., INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 21,818	$ 396
Private placement, at cost	18,900	18,900
Other	-	1,454
Total Assets	$ 40,718	$ 20,750

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 15,161	$ 3,746
Due to clearing broker	38,908	29,025
Total Liabilities	54,069	32,771
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value	500	500
Additional paid-in capital	470,633	411,813
Retained (deficit)	(484,484)	(424,334)
Total Stockholder's Equity	(13,351)	(12,021)
Total Liabilities and Stockholder's Equity	$ 40,718	$ 20,750

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:	$ -	$ -
Costs and Expenses:		
Clearing expense	10,149	80,000
Office	6,298	12,194
Professional & consulting fees	32,588	13,655
Regulatory & license fees	7,696	7,760
Salaries & related taxes	-	68,126
Telephone	2,432	3,548
Other	987	(1,805)
Total Costs and Expenses	60,150	183,478
Net (Loss)	$ (60,150)	$ (183,478)

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Net (loss)	$ (60,150)	$ (183,478)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Clearing deposit	-	50,000
Accounts payable and accrued expenses	11,415	2,290
Due to clearing broker	9,883	29,025
Other	1,454	(269)
Net Cash (Used) By Operating Activities	(37,398)	(102,432)
Cash Flows From Investing Activities:		
Additional paid-in capital	58,820	40,990
Net Cash Provided By Investing Activities	58,820	40,990
Net Increase/(Decrease) In Cash	21,422	(61,441)
Cash Balance, Beginning of Period	396	61,837
Cash Balance, End of Year	$ 21,818	$ 396

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	Shares of Common	Common Stock	Additional Paid-in Capital	Retained (deficit)	Total Stockholder's Equity
Balances, January 1, 2001	100	$ 500	$370,823	$(240,856)	$ 130,467
Shareholder contribution	-	-	40,990		40,990
Net (loss) for the year	-	-	-	(183,478)	(183,478)
Balances, December 31, 2001	100	500	411,813	(424,334)	(12,021)
Shareholder contribution	-	-	58,820		58,820
Net (loss) for the year	-	-	-	(60,150)	(60,150)
Balances, December 31, 2002	100	$ 500	$470,633	$(484,484)	$ (13,351)

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has not conducted a general securities business in the past two years, although it is qualified to do so when and if it brings its net capital to the required level.

The Company has a December 31 year-end.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002 and 2001, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Private Placement
The Company has recorded its investment in a private placement at cost, which management believes approximates fair value.

Income Taxes
The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company's net capital requirement was $5,000 but the Company had no net capital.

4. GOING CONCERN

The Company has not conducted a general securities business in the past two years. The Company does not have the liquidity to conduct a general securities business. The capital resources that are needed to accomplish its plan are significant and are being provided by its only shareholder.

There can be no assurance that the Company's only shareholder will be able to contribute or continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise substantial doubt about its ability to continue as a going concern.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:		
Total Stockholder's equity	$	(13,351)
Non-allowable assets and deductions:		
Non-allowable assets		-
		-
Net capital before haircuts on securities positions		(13,351)
Haircuts on securities positions		(7,560)
Net Capital	$	(20,911)
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Total aggregate indebtedness	$	54,069
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000

The above computation does not differ materially from the December 31, 2002 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

MCGILL & COMPANY, INC.
Certified Public Accountants
53 Darby Road
Lower Level
Paoli, PA 19301

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paoli, PA
February 21, 2003

McGill & Company, Inc